K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

February 11, 2019

FILED VIA EDGAR

Ms. Karen Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Legal Comments on the Registration Statement on Form N-14 for Neuberger Berman Advisers Management Trust
-Guardian Portfolio
-Large Cap Value Portfolio
-Sustainable Equity Portfolio
-1933 Act File No.: 333-229216

Dear Ms. Rossotto:

This letter responds to your comments, discussed in our telephone conversation on February 8, 2019, regarding your review of the Registration Statement filed on Form N-14 on January 11, 2019 (the “Registration Statement”).  The Registration Statement was filed for the purpose of reorganizing Guardian Portfolio and Large Cap Value Portfolio (each, a “Merging Portfolio”) into Sustainable Equity Portfolio (the “Surviving Portfolio”) (each a “Reorganization”). The Registration Statement filed on N-14 will go effective on February 11, 2019 pursuant to Rule 488 under the Securities Act of 1933.  We plan to file the definitive combined prospectus and information statement and SAI on or about that date.

Comment 1:  Please disclose where applicable throughout the Registration Statement the difference in the risk profile of the Surviving Portfolio as compared to each Merging Portfolio due to the Surviving Portfolio’s strategy to invest according to its ESG criteria.

Response:  The Registrant has made the requested change throughout the Registration Statement.

Comment 2:  Please describe the rationale for effecting the Reorganization without a shareholder vote.

Response:  Neither Delaware law nor the Trust’s Amended and Restated Trust Instrument requires a shareholder vote to effect the Reorganization. The Delaware Statutory Trust Act (“DSTA”) expressly permits a statutory trust to establish in its governing instrument the ability to effect a merger or a transfer of assets of a statutory trust or series thereof without a vote of the trust’s shareholders.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 11, 2019

Section 3806(b) of the DSTA states, in pertinent part:

A governing instrument . . . without limitation . . . (3) May provide for the taking of any action, including the amendment of the governing instrument, the accomplishment of a merger, conversion or consolidation, the appointment of one or more trustees, the sale, lease, exchange, transfer, pledge or other disposition of all or any part of the assets of the statutory trust or the assets of any series, or the dissolution of the statutory trust, or may provide for the taking of any action to create under the provisions of the governing instrument a class, group or series of beneficial interests that was not previously outstanding, in any such case without the vote or approval of any particular trustee or beneficial owner, or class, group or series of trustees or beneficial owners

The Trust’s Amended and Restated Trust Instrument permits such a merger or transfer of assets of a series upon specific findings by the Board of Trustees of the Trust. Article X, Section 4 of the Trust’s Amended and Restated Trust Instrument provides that the Trustees may “sell and convey all or substantially all of the assets of . . .any affected Series to another Series” without a shareholder vote “if a majority of the Trustees determines that the continuation of the . . . Series is not in the best interests of the Trust, such Series, or their respective Shareholders as a result of factors or events adversely affecting the ability of the Trust or such Series to conduct its business and operations in an economically viable manner.”

The Trustees made the determination required by the Amended and Restated Trust Instrument at a Board meeting on December 13, 2018. The Trustees also approved the Reorganization at that meeting.

Moreover, Rule 17a-8 under the Investment Company Act of 1940 clearly contemplates that fund reorganizations may be effected without a shareholder vote. Under the Rule, shareholder approval of a reorganization is not required if the four conditions set forth in Rule 17a-8(a)(3) are met.1 In the case of the Reorganization, all four of these conditions are met.2

1 Rule 17a-8(a)(3) provides:

Shareholder approval. Participation in the Merger is approved by the vote of a majority of the outstanding voting securities (as provided in section 2(a)(42) of the Act) of any Merging Company that is not a Surviving Company, unless--

i.
No policy of the Merging Company that under section 13 of the Act could not be changed without a vote of a majority of its outstanding voting securities, is materially different from a policy of the Surviving Company;

ii.
No advisory contract between the Merging Company and any investment adviser thereof is materially different from an advisory contract between the Surviving Company and any investment adviser thereof, except for the identity of the investment companies as a party to the contract;

iii.
Directors of the Merging Company who are not interested persons of the Merging Company and who were elected by its shareholders, will comprise a majority of the directors of the Surviving Company who are not interested persons of the Surviving Company; and

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 11, 2019

Comment 3:  In the shareholder letter, please consider simplifying the language describing the contractual expense caps.

Response:  The Registrant has made the requested change and deleted the following disclosure:

While the amount of the contractual expense cap is higher for Class I shares of each Merging Portfolio, since the contractual expense cap of Class I shares of each Merging Portfolio excludes NBIA’s compensation, which is not excluded in the Class I contractual expense cap of the Surviving Portfolio, the Class I contractual expense cap of the Surviving Portfolio will be lower than the Class I contractual expense cap of each Merging Portfolio.

Comment 4:  In the shareholder letter, please consider providing additional information about what an ESG fund is.

Response:  The Registrant has made the requested change and added the following language:

Pursuant to its ESG criteria, the Surviving Portfolio seeks to identify high quality, well-positioned companies with leadership that is focused on ESG as defined by best in class operating practices. As part of its focus on quality, the Surviving Portfolio’s Portfolio Managers look for companies that show leadership in ESG considerations, including progressive workplace practices and community relations. In addition, the Surviving Portfolio’s Portfolio Managers typically look at a company’s record in public health and the nature of its products. The Portfolio Managers judge firms on their corporate citizenship overall, considering their accomplishments as well as their goals. While these judgments are inevitably subjective, the Surviving Portfolio endeavors to avoid companies that derive revenue from gambling or the production of alcohol, tobacco, weapons, or nuclear power. The Surviving Portfolio also does not invest in any company that derives its total revenue primarily from non-consumer sales to the military.

Comment 5:  In the shareholder letter, please disclose that the Surviving Portfolio will have different portfolio managers than each of the Merging Portfolios.

iv.
Any distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Surviving Company pursuant to a plan adopted in accordance with Rule 12b-1 are no greater than the distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Merging Company pursuant to such a plan.

2 The fundamental policy with respect to industry concentration for Sustainable Equity Portfolio states that it does not apply to investments in certificates of deposit or bankers’ acceptances issued by domestic branches of U.S. banks.  This same statement is not in the industry concentration policy for Large Cap Value Portfolio; however, the Registrant does not believe this is a material difference.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 11, 2019

Response:  The Registrant has made the requested change.

Comment 6:  In the “Questions and Answers” section, in the fourth Q&A, please consider (a) providing additional detail regarding the board’s considerations related to the approval of each Reorganization and (b) providing additional information about why the Surviving Portfolio has a more viable long-term future.

Response:  The Registrant has made the requested change and revised the response to read as follows:

NBIA recommended to the Board that each Merging Portfolio be merged with the Surviving Portfolio.  In determining whether to approve each Reorganization and the Plan, the Board, including the Independent Trustees, with the advice and assistance of independent legal counsel, inquired into and considered a number of matters, including:  (1) the terms and conditions of the Reorganization; (2) the compatibility of the investment programs of each Merging Portfolio and the Surviving Portfolio; (3) the expense ratios of each Portfolio on a comparative basis; (4) the relative historical performance record of the Portfolios; (5) the historical asset levels of each Merging Portfolio and its prospects for future growth; (6) the continuity of advisory and portfolio management, distribution and shareholder services provided by the Reorganization; (7) the costs associated with the Reorganizations; (8) the benefits to NBIA as a result of the Reorganization, as NBIA is expected to experience savings on the amount of expenses required to be reimbursed pursuant to each Portfolio’s current contractual expense limitation arrangement once the Portfolios are merged; (9) the differences in the investment strategies for the Portfolios; and (10) the non-recognition of any gain or loss for federal income tax purposes to each Merging Portfolio or its shareholders as a result of the Reorganization.  The Board did not assign specific weights to any or all of these factors, but it did consider all of them in determining, in its business judgment, to approve the Reorganization and Plan.

Additionally, the Registrant has provided additional information about why the Surviving Portfolio has a more viable long-term future in the “Reasons for the Reorganizations” section.

Comment 7:  In the “Comparison of Fundamental Investment Limitations and Non-Fundamental Policies” section, please provide additional information about the Surviving Portfolio’s ESG criteria.

Response:  The Registrant has made the requested change and added a new section preceding the “Comparison of Fundamental Investment Limitations and Non-Fundamental Policies” section, called the “Description of an ESG Fund and the Surviving Portfolio’s ESG Criteria.”

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 11, 2019

Comment 8:  In the “Comparison of Fundamental Investment Limitations and Non-Fundamental Policies” section, there is a difference noted for the industry concentration policy. Please highlight this difference in the narrative discussion above the table.

Response:  The Registrant has made the requested change and revised the language as follows:

The fundamental investment limitations for each Portfolio are the same, except that, as noted below, unlike Guardian Portfolio and the Surviving Portfolio, Large Cap Value Portfolio’s investments in certificates of deposit or bankers’ acceptances issued by domestic branches of U.S. banks are subject to the 25% industry concentration fundamental limitation.

Comment 9:  In the “Comparison of Principal Risks” section, the first paragraph includes the following sentence, “[h]istorically, most of each Portfolio’s performance has depended on what happened in the markets.” Please clarify which markets will impact each Portfolio’s performance.

Response:  The Registrant has made the requested change and revised the sentence as follows: “[h]istorically, most of each Portfolios’ performance has depended on what happened in the equity markets.”

Comment 10:  In the “Comparison of Principal Risks” section, please consider presenting the disclosures in order of importance rather than alphabetically.  Alternatively, please consider placing the risk disclosures that are different between the Portfolios first in this section.

Response:  The Registrant has revised this section to list the principal risks that are different among the Portfolios at the beginning of this section.  No change was made to the remaining shared principal risks since the Registrant believes the current presentation meets the requirements of Form N-14 and Form N-1A.  Item 3 of Form N-14 asks for a brief comparison of the principal risks of investing in each Fund.  Item 5 of Form N-14 also asks for certain items in Form N-1A, including Items 4 and 9.   Both Item 4(b) and Item 9(c) of Form N-1A discusses the requirement for disclosing a Fund’s principal investment risks and asks the Fund to disclose “the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return.”  These items in Form N-14 and Form N-1A do not require that the risks be placed in any particular order. In addition, the Registrant believes that the determination of the “importance” of any of the listed risks is likely to be judged in hindsight based on which ones, if any, actually come to fruition.

Comment 11:  In the “Plan of Reorganization and Dissolution” in Appendix A, please consider whether there should be a signature page for the plan.

Response:  No change was made in response to this comment since the document is a plan rather than an agreement that requires a signature page.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 11, 2019

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9473.  Thank you for your attention to this matter.

Sincerely,

/s/ Franklin H. Na